SmartGurlz

Hardware Entertainment Education 3D Printing B2C

Award-winning robotics and e-learning with a focus on girls and minorities

SMARTGURLZ.COM ARLINGTON VIRGINIA


SmartGurlz
Invest In a
Shark Tank
Winner



During Covid-19, we were able to show that STEM education is important to families - regardless of race or gender. It's not just a huge opportunity... it's a mission to bridge the diversity gap in technology during a unique time in history.

Sharmi Albrechtsen CEO @ SmartGurlz

Why you may want to support us...

1. NEW ROUND! $2.7M raised. Join investors Morgan Stanley and NYU
2. Proven through Covid-19 - More than $2M in revenue with a 4+ rating on Amazon.
3. Covid-19 Program - Educated nearly 1,000 kids via e-learning during the pandemic.
4. Expanding into lucrative remote learning and home-schooling market after pandemic
5. Expanding into $40B Ed-tech market- Signed a deal with former LEGO education distributor, Pitsco Education
6. Powerful PR - Featured on CNN, Fox and Friends, Fox Business News, Forbes and Financial Times.
7. Strong Team - Includes former VP of Hasbro, EVP of LeapFrog and host of MythBusters.

Why investors ❤ us

WE'VE RAISED $2,781,999 SINCE OUR FOUNDING



Science doesn't have a gender identity, but if you look at some educational products, that can sometimes be hard to tell. Research shows that role models, familiarity, and a sense of comfort all help to empower students, drive better outcomes, and inspire a sense of belonging while learning. SmartGurlz provides much needed diversity in this space.

*I'm personally investing not because I think that everybody should learn computer science, but because everyone should have the *opportunity* to learn computer science. I've taught coding to children, teenagers, and adults, and observed that the tangible, physical experience of working with a robot inspires a greater feeling*

... *read more*

Timothy James Educator / University of Pittsburgh, Engineering Manager / Google

LEAD INVESTOR INVESTING $10,000 THIS ROUND & $2,000 PREVIOUSLY



Coding is the future! I tried to get my kids in coding classes when they were younger, but it did not work out...you are making coding accessible to all! KUDOS!

Eurydice Stanley

Retired Army Officer, Mommy, Author.



As the founder of a youth empowerment group called Girls Of Decision, and mother of a 7 year old daughter, this investment felt right. I believe that "SmartGurlz" was the right choice for me when chosing investments that I believe in.

Nashima Harvey

CEO/Founder of TLGH Educational Services, LLC and Girls Of Decision Youth Empowerment as well as an investor.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sharmi Albrechtsen
CEO
AdWeek's Disruptor in Gender Diversity, TEDX 2019, Expert in EDTECH, E-learning, Business Strategy



Martin Pidel
CMO
Former EVP of LeapFrog and VP of Global Brand Marketing at Hasbro



Kari Byron
Chief Creative Officer
Television Host and Artist, Host of Discovery Channel's MythBusters and Netflix White Rabbit Project



Ken Klinkowski
Head of Product Design
10+ years in Animation, Expert in 3D Product, Product Design, Marketing and Branding, Concept Design



Jesper Nissen
Co-founder & CTO
Executive Vice President, COO, VP Research and Development in several Global High Tech companies



Kasey Bernard
VP Business Development & Education Manager
Background in Project Management, Business Transformation, Operations, Marketing, and eCommerce

In the news

Downloads

WeFunderFINAL.mp4
SGDeck2020.pdf

Named BEST 'Home-school' STEM Camp During Covid-19 Closures

The mission of SmartGurlz has always been to engage and educate girls and minorities in STEM (Science, Technology, Engineering and Math).

Award-winning SmartGurlz stepped up to plate during the **Covid-19** pandemic and is proud to announce that its Smart Buddies live remote learning program was named one of the Best STEM Camps by **Good Housekeeping**, **Parade, Daily Mom, Romper, Fox News, Good Morning Los Angeles** and many others. In addition, **Good Morning, America** named our camp one of the best gifts to give during the pandemic.

Our duty has always been to help kids - and a global pandemic was not going to get in our way!


Mom
A Happy Family Starts With You
NEW YEAR New You
23 WAYS TO CONQUER COUPONS!
HAIR TO DYE FOR
HELP!
GYM-LESS WORKOUT
43 things to GRILL, CHILL and SERVE
Parade
Parents
MOMS WHO INSPIRE US
Shark ATTACK!

Nearly **1,000 children** attended our remote camp this summer and the success will lead us to create a new platform for remote learning. The team is applying for grant funding from the National Science Foundation and Department of Education for a new platform. BlackGirlsCode also did a Smart Buddies camp during the Covid-19 closures this summer.

> *Smart Buddies Live is an amazing concept to keep kids learning this summer,*
> *Steve Greenberg, Gadget Guy for Good Morning America*


camp in a box
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MEET KIDS FROM
AROUND THE COUNTRY

Not only did we **sell Smart Buddies products**, but we also got to meet thousands of families who needed **help and home-schooling** during Covid-19.

SmartGurlz is more than just a **fast-growing company**, we are a **movement** of **loyal customers** who believe that kids need more than just exposure – they want tailored products that excite, ignite and engage.

The Story of SmartGurlz

We started with an appearance on **ABC's Shark Tank** and taught Sir **Richard Branson** to code. It's been an amazing journey, and we've only just begun. Since then we have taught more than 35,000 kids how to code and made headlines along the way.



watch


30 Seconds Cut Shark Tank
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SHARK TANK
abc

Bridging the Diversity Gap

CEO and co-founder, Sharmi Albrechtsen's 8-year old daughter was struggling in math and computer science and one of her main comments was "When am I ever going to use this?" All of the **products on the market were masculine** with tank-like wheels, blades and bazookas and it was sending her the message: 'this is for boys'.

This is when she had an **'aha' moment** that a product geared towards her play patterns such as role model play and creative storytelling. With Smart Buddies our focus is on ensuring kids of color see themselves in STEM.

The Solution

While SmartGurlz's robots, apps and dolls have been popular for at-home learning and playing - last year the company along with **Pitsco Education** created a joint venture for a new product line aimed at schools and education including girls and boys. With diversity being a major theme in education, the time is right for Smart Buddies. Smart Buddies is **backed by research** to show that in order to engage more young kids, we need to address their preferred learning styles and brain function.



Introducing Smart Buddies a Coding Solution for All
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If you can see it...
You can be it!

More than coding: reading, math, SEL and Career Pathways

Unlike other STEM robots, Smart Buddies has a literacy component with 8-books, social-emotional learning and Career Pathways.



DEVELOPS SOCIAL-EMOTIONAL LEARNING
INTEGRATES READINGS
TEACHES CODING ACROSS THE CURRICULUM
CHANGES THE FUTURE OF THE STEM WORK FORCE
DELIVERS ON STANDARDS
Jodi
Lee
Maria
Sebastian
Jen
Theo
Career Pathways
'If they can see it, they can be it' – Career pathway connections in the curriculum provide students with role models who introduce them to numerous job opportunities and encourage all students to contribute to much needed diversity in the STEM workforce.
JEN
LEE
JODI
MATT
MARIA
SEBASTIAN
ZARA
THEO

A Growing ED TECH Company with a Covid-19 response

Thanks to Shark Tank, we had an amazing **bumper year in 2017** when we aired on national television with 9 million viewers. Otherwise, SmartGurlz has been experiencing a healthy revenue growth and despite Covid-19 ..... 2020 has been a fantastic launch year for our new schools' program, Smart Buddies which we launched as a virtual program.

Hear from parents and kids who attended our award-winning Smart Buddies camps this summer.


Video sharmi2920
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Smart Buddies
teaching everyone to code
If you can see it, you can be it!


30,000 kids
In just two years we have reached about 30.000 kids and made more than $1.6 million USD in sales. We have a year to year organic growth of more than 70% year to year for SmartGurlz sold to consumers. We will scale our business by going to the Schools Ed-Tech market and TV-based consumer products
Christmas sale
Shark Tank effect
Products sold
Extraordinary Shark Tank sale
Approx. 70% organic growth
Yearly Revenue $USD

Consistent Growth

Projection

SUBSTANTIAL AND WELL DOCUMENTED 5 YEAR GROWTH PLAN

Forecasted Sale	2019	2020	2021	2022	2023
Consumer	$288.800	$722.000	$5.305.072	$10.610.144	$15.915.216
Schools	$496.500	$4.356.000	$11.232.000	$22.464.000	$33.696.000
Licensing	$0	$480.000	$2.880.000	$5.760.000	$8.640.000
Total Sale	$785.300	$5.558.000	$19.417.072	$38.834.144	$58.251.216
Sales Expensees	$300.462	$865.915	$3.246.292	$6.005.640	$9.008.460
Production Expenses	$464.080	$2.791.812	$8.445.619	$15.624.396	$23.436.594
Operating Expenses	$509.380	$1.006.320	$1.790.880	$3.313.128	$4.969.692
Pre Tax Profits (EBITA)	($488.622)	$893.953	$5.934.280	$13.890.980	$20.836.469

Methodology: This forecast is based on the knowledge gained from the past 3 years of doing business in the US Toy and Ed-tech market and that we are able to raise the necessary funds to carry out our product launch plan.

- Smart Buddies is integrated in the lesson plans in more than 10% of the American schools.
- Girls Meet Mars TV series is launched in 2020
- Girls Meet Mars products to the consumer market is launched shortly after the TV series launch in 2021

Note: this slide contains forward-looking projections which cannot be guaranteed.

Smart Buddies: Excited about launching into a $40 Billion School Market

While Covid-19 **school closures** paused our 2020 launch into the school's market, both our exclusive partner, Pitsco Education and our sales team is excited about **2021** because now schools will want successful hybrid (in-class and remote) solutions and we can offer one!

More than **250 students** in 10 schools in **Florida and Texas** have now been through the **SmartBuddies schools pilot program** -- the only coding program targeted at diversity and inclusion in coding and STEM.

Pitsco Education worked with **LEGO** for more than a decade introducing Mindstorms to schools across America and SmartGurlz is honored that they have chosen us as a partner.

Both Pitsco and SmartGurlz have great expectations for our 2021 relaunch into the school's market.

Pitsco Promotion Video to Schools



Smart Buddies In-Booth Demo
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Pitsco.com/SMARTBUDDIES
Smart Buddies
PITSCO

Join investors like Morgan Stanley and NYU Investment Fund

Impact investments are investments made with the intention to generate positive, measurable social and environmental impact alongside a financial return. Impact investments are investments made with the intention to generate positive, measurable social and environmental impact alongside a financial return.


Video Sharmi2920 Sep 15
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EXCHANGE
CNBC

2021: The Future is Mars

SmartGurlz is working on a new **consumer franchise and product line** that includes our own entertainment/content, robots, figures and apps that is based around Mars exploration and **female empowerment in STEM**.

We are currently in dialogue with **NASA** to close a deal for an educational collaboration and have also received a contract to work with Jeff 'Swampy' Marsh **Executive Producer of Disney's Phineas and Ferb** to move forward with a sizzle for a new animated series.



Girls Meet Mars Product for 2022

SmartGurlz has prototypes in the pipeline for this new **consumer product line** that includes our own entertainment/content, robots, figures and apps. Inspired by American Girl doll model (girls collect and play for 3 years) below is a video, of our new range that is customizable and will allow of accessories and a Life Time Revenue for $400-$600.


SmartGurlz - TOYS 05132019
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Investor Q&A

– COLLAPSE ALL

What does your company do?

We teach girls and under-served minorities STEM filling a massive gap in the ed-tech market. While it is projected that over 1 million tech jobs will go unfilled by 2022, women and minorities are greatly under-represented. We make the only coding product for kids specifically designed for this market. We have sold over 30,000 coding robots for girls in the consumer market and have entered into a collaboration launching school product and curriculum targeting both girls and boys in 2020.

Where will your company be in 5 years?

SmartGurlz aims to be a leading force in bringing equity to tech, the LeapFrog of smart connected-toys with $200 million in revenue and $1 billion company valuation.

Why did you choose this idea?

During Covid-19, we were able to show that STEM education is important to families - regardless of race or gender. It's not just a huge opportunity... it's a mission to bridge the diversity gap in technology during a unique time in history.

What's new about what you're making? How is it different?

No other coding product had been developed with diversity in mind. We offer the only coding robot developed specifically for girls in the consumer ed-tech market and the only coding robot for under-represented minorities in the school market. We teach with a focus on brain-research informed girl's strengths, integrating verbal cues, applied math and story telling. We also have 8 diverse character, so that all boys and girls get the message that coding is for them too!
This year, we launched a highly successful REMOTE live learning camp, called Smart Buddies LIVE- we taught almost 1,000 kids to code during the Covid-19 pandemic.

How big is the market?

The global ed-tech market is $40B and growing at over 10% per year.

How do you acquire customers?

Public relations - Our mission to build diversity in STEM combined with our unique product has resulted in substantial attention from top medial outlets including Good Morning America, NBC, Fox, Good Houskeeping magazine, Parent magazine and much more.

Social media - SmartGurlz has a growing community of more than 20,000 customers and 10,000+ members of our Facebook community.

Paid ads - We use Facebook ads as well as social media and influencers to sell our products.

Partnerships - We have partnerships with Girl Scouts of America and BlackGirlsCode.

Distribution partners – Distributing in the school's market via Pitsco Education (former LEGO Education exclusive partner).

How will you make money?

We have 2 current sources of income and are developing a third. We sell product to consumer via Amazon, our website and retail outlets. We sell product to schools via a distribution deal with Pitsco Education. In reaction to covid we introduced a remote learning program, which quickly sold out for the summer of 2020.

What's your biggest risk? What keeps you up at night?

Building awareness and establishing critical mass with consumers and schools is our primary challenge.

What do you understand about your business that others don't get?

Diversity in STEM is not just a growing social problem, it is also a huge opportunity. The ed-tech market is growing, gender and race inequity awareness is growing yet no product currently addresses this issue in the educational toy market or the school's market. When it comes to education, one-size does not fit all. There is a reason that fewer girls and minorities are interested in STEM . It is not just exposure but access to the right products that meet kids where they are. Too many gender-neutral coding products try to reach all children and the poor results are clear. Only SmartGurlz addresses this both in the consumer and schools' markets.

Congrats on Shark Tank, what was it like?

I was an avid fan, so after speaking with a producer at the Consumer Electronic Show (CES), let's just say, I was insanely happy. But the process is long and rigorous; We were selected from over 40,000 applicants and the studio spends a lot of resources on due diligence ensuring we are a good bet even before we see the Sharks. Then I found out I was going to be pitching in a special episode featuring Richard Brandson, which did not help the nerves. At the end, it was an amazing experience and I was so honored to get an offer. Working with Daymond John and his team has been fantastic and I must admit that being a 'Shark Tank company' is a real quality check, as so few companies are chosen.

What led you to found the company?

Of course we have all heard about the gender divide in STEM and how few women are taking STEM educational [paths]. These statistics became very real when a few years ago, I invested in a $150 robotic and coding building set for my younger daughter, Nina. Quite frankly, she rejected it. After opening the box and trying to build the 'robot', I could clearly see her disinterest. This is when the idea of SmartGurlz came to me. It was also an amazing fit, given my expertise in education and my co-founders expertise in engineering.

Tell us about the CEO Sharmi Albrechtsen

Robotics aficionado, educator, author, and mom, Sharmi Albrechtsen is CEO and Co-Founder of SmartGurlz, a robotics and software company focused on girls. Sharmi began her career as an author and journalist and eventually spent the last decade in communications.

Right before founding SmartGurlz, Sharmi was the Associate Director of the Ida Institute, a non-profit organization whose mission was to empower adults and children to overcome hearing disabilities.

As CEO, she is the backbone of the company, ensuring that the company develops, markets and sells innovative products, and she has been recognized for her passion and commitment.

Not only do SmartGurlz partners include BlackGirlsCode and Girl Scouts of America, but also AdWeek recently granted Sharmi its 2017 Disruptor Award, in Championing Gender Diversity in Advertising and Tech. She has also been featured in Forbes, The Huffington Post, Fox Business News, and CNET.

Can I make money from investing in SmartGurlz?

You can make money and contribute to the building of a more equitable future for women and minorities in tech. When you invest in SmartGurlz, you are buying stock in the company. Our job is to make the value of that stock go up!

Shareholders will be able to gain on their investment when the company is acquired or does an IPO:

While an IPO is a possibility, if SmartGurlz becomes the only EdTech brand focused on diversity and inclusivity, we would be a target for acquisition by education companies, toy/gaming companies looking to expand into education or tech companies competing in the children's education space

Financials

SmartGurlz has financial statements ending December 31 2019. Our cash in hand is $290,000, as of May 2020. Over the three months prior, revenues averaged $6,000/month, cost of goods sold has averaged $6,000/month, and operational expenses have averaged $18,000/month.

At a Glance

January 1 to December 31

$303,840 [20%]	-$792,001	$1,028,663 [7%]
Revenue	Net Loss	Short Term Debt

$1,058,829	$290,000
Raised in 2019	Cash on Hand As of 05/ 1/20

INCOME | BALANCE | NARRATIVE

THE YEAR 2019

The financial results for 2019 have been significantly influenced by the strategic expansion in SmartGurlz's business model and a focus on building new business areas.

Historically, the company found consumer product sales successful with TV exposure and awareness from its participation in ABC's Shark Tank.

Unfortunately, SmartGurlz has found the consumer sales of SmartGurlz carried a high customer acquisition cost once awareness had worn off from the novelty of the show. The company tried various marketing mix strategies including PR and Facebook ads.

In late 2018, SmartGurlz decided to pursue educational opportunities for selling a variation of SmartGurlz, 'Smart Buddies', to schools in the US and Canada. The company signed an exclusive distribution deal with Pitsco Education with 3-year sales goals of approximately $5 million for 2020 through 2022.

Therefore, 2019 was a pivot year for SmartGurlz where all resources focused on product development of Smart Buddies, and few funds were spent on sales activities supporting the sales of the consumer product, SmartGurlz. SmartGurlz consumer products were mainly sold during Quarter 4 with a focus on holiday sales.

Smart Buddies 2019 activities included the development of an expanded app, eight new character books including girls and boys, creation of a new curriculum, testing of the curriculum with 250+ students in 10 schools, and a revamp of all branding, marketing, and packaging materials.

The Smart Buddies product line was ready for sale in January 2020, and a complete go to market plan had been developed with Pitsco Education.

However, COVID-19 ceased all customer-facing selling activities from February, and schools buying patterns were disrupted. Due to Covid-19, Smart Buddies launch activities at nine educational conferences were canceled and Pitsco's sales meetings were canceled.

SmartGurlz reacted very quickly, as it is only possible for a small and agile company, and quickly brought two COVID-19 initiatives to the market, SmartBuddies@Home and SmartBuddies Virtual Summer Camps, initiatives that both include online teaching via Zoom. Early results show the popularity of these offerings and a possible new business concept in the future which involved combining products and live virtual events.

Financing

During 2019 SmartGurlz raised approx.. $671 thousand in convertible notes through Wefunder and $200 thousand in convertible preferred shares from Morgan Stanley; all based on the same valuation and interest rates as the convertible notes raised in 2018 through SeedInvest.

In 2020 SmartGurlz has received grants and investments from NYU amounting to $25 thousand and $10 thousand in a grant from The Shea Moisture award.

Net Sales

Due to the strategic change in the business model and less marketing spending in 2019 compared to 2018 net sales declined in 2019 compared to 2018. This was mainly due to a weaker revenue stream from Amazon.com and SmartGurlz.com, which led to reduced sales from these stores.
Further the production of the SmartBuddies products was delayed in late 2019, preventing Smart Buddies sales in 2019, which resulted in, that the change in business model has no positive impact on net sales in 2019.

Gross profit

In order to align with its new distribution partner, Pitsco Education, SmartGurlz gross profit appears to decline due to an accounting exercise that includes deferred profit. The company's gross margin percentage was significantly impacted by its Pitsco distribution agreement which requires Pitsco to buy all relevant SmartGurlz raw materials (Siggy, Doll, SiggyPower, etc.) at cost, before producing Smart Buddies from SmartGurlz parts. SmartGurlz will receive revenue when Pitsco sells the new Smart Buddies to schools, which will influence gross margins positively in 2020.

Gross profit declined due to reduced consumer sales and the realized gross margin percentage declined in 2019 from 50% in 2018 to 20%.

Operating expenses

Due to the strategic change in the business model, fewer marketing activities were initiated and fewer sales through Amazon were realized resulting in lower selling expenses in 2019 compared to 2018.

Wages and related payroll expenses is influenced by that compensation granted to CMO Martin Pidel reflects a full year salary in 2019 as opposed to 6 months in 2018. The compensation is granted in the form of cash payments and convertible notes on the same terms as the Seed Invest investors.

Research and development expenses incurred related to the development of Smart Buddies. The development of Smart Buddies required significant software development work in two areas: Bluetooth and app features. The product was re-built to function well in a multi Bluetooth environment as well as adding specific school features to the Smart Buddies App. The app was also re-skinned with new and more gender-neutral design, characters of various ethnic backgrounds as well as eight new e-books in 2 reading levels.

General and administrative expenses declined due to less legal costs that in 2018 and due to that in 2018 SmartGurlz relocated and established SmartGurlz in the USA.

Due to that additional convertible notes were raised in during 2019 interest expense increased.

Balance sheet

Cash has increased due to the additional financing that has been obtained in 2019.

Inventory has declined due to sales. No new inventory has been purchased in 2019.

Cash from the sales of goods has been used to repay notes payables and line of credit with its primary distributor and notes payable to shareholders and investors.

Crowd notes increased in 2019 due to accrual of interest and that additional crowed notes amount to approx. $455 thousand was raised. In addition, crowed notes has increased due to notes issued to the company's CMO has part of his compensation package.

SmartGurlz is planning on a new funding round at the end of 2020 when COVID-19 impact on sale has reduced and sales numbers are increasing.

Subsequent events

Our business plan for the year 2020 reflected a significant launch and sale of Smart Buddies together with Pitsco Education. However, COVID-19 canceled and delayed the possibility of launching and presenting the product at more than 10 fairs and conferences during Q1 & Q2 2020. Furthermore, as schools closed, kids were sent home and no buying of new teaching products took place, especially not of a new product such as Smart Buddies. However, sending the kids home and closing summer camps gave SmartGurlz the possibility of developing SmartBuddies@Home for kids schooling from home and Smart Buddies Virtual Summer Camps, which has huge traction, both from a media point of view where Smart Buddies has already been presented to more than ten TV Channels and online/print magazines and sales are picking up on Amazon, SmartBuddies.com and Pitsco.com.

Total revenue expectations for 2020 are about 1MUSD by selling 6000 Smart Buddies products as either SmartBuddies@Home or SmartBuddies Virtual summer Camps or as full school kits, 1, 4, 8 or 12 product kits. Expectations thereafter will be that Pitsco will place a new order of a value of 750KUSD.

Jesper Nissen
Founder and COO
SmartGurlz Inc.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -261%

Gross Margin: 14%

Return on Assets: -235%

Earnings per Share: -$0.79

Revenue per Employee: $75,960

Cash to Assets: 59%

Revenue to Receivables: ~

Debt Ratio: 305%

SmartGurlz Inc FS 2019 Final.pdf

Risks

1. The Company is in the deployment stage. It has limited revenues to date. There is no assurance that the Company will be able to record profits in the future. The Company is also faced with risks inherent in operating a new business. The risks inherent in operating a new business such as the Company's include: (i) difficulties and delays often encountered in developing, producing and commercializing new, complex technologies; (ii) developing the markets for the Company's products and technologies; (iii) transitioning the Company's development efforts to commercialization; and (iv) attracting and retaining qualified management, sales and/or marketing and technical staff.

2. The Company is seeking up to $1,000,000 to fund product development, marketing and operations. Capital requirements associated with product development, marketing and operations have been and will continue to be substantial. The Company may need to raise additional funds in the future in order to fund operations, pursue sales growth opportunities, develop new products or services, respond to competitive pressures, or acquire other businesses. The Company may not be able to obtain additional financing when needed, or that, if available, such financing may not be available on acceptable terms. If additional financing is needed the interests of the holders of Unsecured Convertible Promissory Notes (the "*Notes*") could be substantially diluted. If adequate funds are either not available or not available on acceptable terms, the Company will be unable to accomplish its objectives. Any inability to do so would have a negative effect on its business, revenues, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, the potential equity ownership of the holders of the Notes will be diluted. Moreover, these securities may have powers, preferences and rights that are senior to those of the rights of the holders of the Notes

3. The Company will continue to experience significant operating losses as it expands its network, engages in additional development efforts, and grows its marketing and sales force in an effort to commercialize its products. The Company expects losses until such time, if ever, that its revenues from the sale of its products and services cover its expenses. Achieving and maintaining long-term profitability depends on successfully commercializing its products and technologies. The Company cannot assure you that it will be able to achieve any of the foregoing or that it will be profitable even if it successfully commercializes its products.

4. The Company's revenue growth is dependent on our ability to continually attract new customers while retaining and expanding our product offerings to existing customers. Growth in the demand for our solutions may be inhibited and we may be unable to sustain growth in our customer base for a number of reasons, including, but not limited to: our inability to market our solutions in a cost-effective manner to new customers or in new vertical or geographic markets; our inability to expand our sales to existing customers through Big Box retail relationships; our failure to develop new or additional solutions: our inability to build and promote our brand; and perceived security, integrity, reliability, quality or compatibility problems with our solutions.

5 The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future partnerships, future financial performance of SmartGurlz. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward looking statements. In the name of full transparency, there are a number of factors that could cause SmartGurlz's actual results to differ materially from those indicated by the forward looking statements

6 Jesper Nissen is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

7 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

8 Kari Byron is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gert Erik Riget	Angel Investor @ Angel Investor	2017
Pauli Andersen	Chairman @ self employed	2017
Jesper Nissen	COO @ Weibel Scientific	2015
Sharmi Albrechtsen	CEO @ SmartGurlz	2017

Officers

OFFICER	TITLE	JOINED
Martin Pidel	CMO	2017
Jesper Nissen	CTO / COO	2015
Sharmi Albrechtsen	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jesper Nissen	370,000 equity	37.0%
Sharmi Albrechtsen	370,000 equity	37.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
01/2018	$150,000	Loan
09/2020	$25,000	Convertible Note
12/2019	$858,829	Convertible Note
03/2019	$200,000	Convertible Note
01/2016	$376,170	Loan
06/2018	$150,000	Convertible Note
06/2016	$700,000	Priced Round
06/2018	$322,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/30/2018	$322,000	20.0%	5.0%	$7,000,000	12/20/2019
06/30/2018	$150,000	20.0%	5.0%	$7,000,000	12/31/2019
03/24/2019	$200,000	5.0%	20.0%	None	
09/01/2020	$25,000	5.0%	20.0%	$7,000,000	09/11/2022

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
HL Marketing	01/02/2016	$376,170	$367,892	6.0%		Yes
OTRA capital	01/01/2018	$150,000	$24,436	15.0%		Yes

Related Party Transactions

Name	HL Marketing
Amount Invested	$376,170
Transaction type	Loan
Issued	05/03/2017
Outstanding principal plus interest	$349,170 as of 04/2019
Interest	6.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholder in company

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately$112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totalling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2018 and 2017, amounts owed under this agreement totalled $379,734and $376,170 USD, respectively.

Use of Funds

$100,000	24 percent towards R&D (electronic design, mechanical design, prototyping, testing of Girl Meets Mars and School Products) 33 percent towards marketing (conference attendance, Facebook ads, other social ads) 38 percent towards general operations (salaries, office rent, administration) 5 percent towards Wefunder intermediary fee
$1,070,000	21 percent towards R&D (electronic design, mechanical design, prototyping, testing of Girl Meets Mars and School Products) 15 percent towards marketing (conference attendance, Facebook ads, other social ads) 21 percent towards general operations (salaries, office rent, administration) 38 percent towards Inventory purchase 5 percent towards Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,000,000	1,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.